UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                      (Amendment No. 1 )*
                     MAC-GRAY CORPORATION
                         (Name of Issuer)
                     Common Stock, $.01 par value
                (Title of Class of Securities)
                          554153-10-6
                        (CUSIP Number)

                         Alan M. Stark
                        80 Main Street
                 West Orange, New Jersey 07052
                       (973)325-8660
(Name Address, and Telephone Number of Person Authorized to
Receive Notices and Communications)

                       August 6, 1999
               (Date of Event which Requires Filing of this Statement)

If this filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4) check the following box [ ].


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         SCHEDULE 13D


CUSIP No.   554153-10-6
_______________________________________________________________
               1)   Names of Reporting Person S.S. or I.R.S.
          Identification No. of Above Person

           MYRON M. KAPLAN
           S.S. No. ###-##-####
 _______________________________________________________________
               2) Check the Appropriate Box if a Member of a Group (See Instructions)
                                                       (a) [ ]
                                                       (b) [ ]
_______________________________________________________________
     3)   SEC Use Only
_______________________________________________________________
     4)   Source of Funds:
          PF
________________________________________________________________
               5)   Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e). . . . . . . . . . . .

          NOT APPLICABLE
________________________________________________________________
               6)   Citizenship or place of Organization:
          UNITED STATES
________________________________________________________________
                                   (7)  Sole voting Power
Number of            1,203,000
Shares Bene-
                    ficially       (8)  Shared Voting Power
                    owned by                -0-
Each Report-
                    ing Person     (9)  Sole Dispositive Power
With                 1,203,000


                                   (10) Shared Dispositive Power
                        -0-
____________________________________________________________
               11)  Aggregate Amount Beneficially Owned by Each Reporting
          Person:   1,203,000
________________________________________________________________
               12)  Check if the Aggregate Amount in Row (11)
                    N/A
________________________________________________________________
               13)  Percent of Class Represented by Amount in Box (11):
                    9.5%
________________________________________________________________
               14)  Type of Reporting Person
               I N

Item 3. Source and Amount of Funds or Other Consideration. Kaplan beneficially owns 1,203,000 Shares, and the
total cost is $10,023,521.   The source of funds for the
purchase of all such Shares was personal funds.
Item 5.  Interest in Securities of the Issuer.
          Based upon the information contained in the Company's Form 10Q for the quarterly period ended March 31, 1999 filed with the Securities & Exchange Commission, there were 12,625,428 Shares of the Company's Common Stock outstanding as of May 14, 1999. Kaplan's ownership of 1,203,000 represents 9.5% of the outstanding Shares.
          The following table details the transactions by Kaplan in shares of Common Stock since the filing of the previous Schedule 13D filed on June 10, 1999. All such transactions were open market transactions.

            Date of           Shares Purchased    Price Per
          Transaction         Shares Sold (-)       Share
          06/10/99             20,000              8.87
          06/10/99             10,000              8.81
          06/10/99              3,000              9.00
          06/10/99              1,000              8.93
          06/10/99             50,000              8.80
          06/11/99              3,000              8.94
          06/14/99              2,400              8.94
          06/15/99              2,000              8.94
          06/16/99              2,100              8.81
          06/16/99              2,000              8.93
          06/18/99              1,000              8.94
          06/28/99              7,000              8.94
          06/28/99              4,700              8.81
          06/29/99              9,000              8.75
          06/30/99              8,100              8.81
          08/04/99             10,000-             9.00
          08/04/99              5,000-             8.88
          08/05/99             10,000              8.05
          08/06/99             15,000              7.63





          08/09/99             25,000              7.28
          08/10/99             53,900              7.17
          08/11/99             41,100              7.08
          08/13/99             20,000              7.05


                              Signature

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


Dated: August 16, 1999


/s/ Myron M. Kaplan
MYRON M. KAPLAN


ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).